Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603




                                August 16, 2021




Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



      Re:                           FT 9585
              FTP Strategic Fixed Income ETF Portfolio, Series 3
                                 (the "Trust")
                      CIK No. 1863579 File No. 333-258111
--------------------------------------------------------------------------------


Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Portfolio
---------

      1. THE STAFF NOTES THAT THE DISCLOSURE UNDER THE "PORTFOLIO SELECTION PROCESS" STATES THAT THE TRUST HAS NO CRITERIA AS TO MATURITY, YET LATER STATES THE TRUST'S PORTFOLIO CAN INCLUDE ETFS WITH EXPOSURE TO ULTRA-SHORT MATURITY BONDS. PLEASE RECONCILE THIS DISCLOSURE. FURTHER, PLEASE SPECIFY HOW THE SPONSOR DEFINES "ULTRA-SHORT MATURITY."

      Response: In accordance with the Staff's comment, the following disclosure will be added to the Trust's prospectus:

      "The Sponsor considers ultra-short maturity bonds to be bonds with a maturity of less than one year."

Further, the disclosure stating that the Trust has no criteria as to maturity will be removed from the Trust's prospectus.

Risk Factors
------------

      2. PLEASE REVISE THE "EXCHANGE-TRADED FUNDS" RISK TO MAKE CLEAR THAT SOME OF THE ETFS ARE ACTIVELY MANAGED AND SOME OF THE ETFS TRACK AN INDEX. FURTHER, PLEASE DISTINGUISH THE DIFFERENT RISKS ASSOCIATED WITH EACH.

      Response: The Trust directs the Staff to the "Portfolio Selection Process," which currently states that the Trust's portfolio includes actively managed ETFs. In accordance with the Staff's comment, this disclosure will be revised to state: "[t]he Trust's portfolio may include both actively managed ETFs and ETFs that track an index." The Trust also directs the Staff to both the "Index Correlation Risk" and the "Management Risk," which address the risks applicable to ETFs that track an index and ETFs that are actively managed. Therefore, the Trust believes the risk disclosure as currently presented is adequate for investor comprehension.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By  /s/ Daniel J. Fallon
                                           ___________________________
                                               Daniel J. Fallon